Exhibit 1.01

Nuance Communications Inc., Inc.

Conflict Minerals Report

For The Year Ended December 31, 2014

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “1934 Act”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products (including products contracted to be made for the registrant) contain conflict minerals which are necessary to the functionality or production of their products. The Rule defines “conflict minerals” as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten and gold (collectively, “3TGs”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the 3TGs originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the 3TGs in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those 3TGs, then the issuer must exercise due diligence on the 3TGs’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (“CMR”), to the SEC that includes a description of those due diligence measures.

This CMR has not been subject to an independent private sector audit. The Rule provides that if a registrant’s products are “DRC Conflict Undeterminable” in 2014, the CMR is not subject to an independent private sector audit.

Company Overview

Nuance’s solutions are used in the healthcare, mobile, consumer, enterprise customer service, and imaging markets. Our solutions are based on our proprietary voice and language platforms and are used every day by millions of people and thousands of businesses for tasks and services such as requesting information from a phone-based self-service solution, dictating medical records, searching the mobile Web by voice, entering a destination into a navigation system, or working with PDF documents. We offer our solutions to our customers in a variety of ways, including through products, hosting, professional services and maintenance and support.

Products Overview

Our product lines are classified in the following categories: software, information technology, computer hardware and other audio-electronics products, including without limitation microphones and headsets. The information set forth in Item 1, Business; of our most recent annual report on Form 10-K filed with the SEC on November 28, 2014, is incorporated herein by reference.

Supply Chain Overview

Our supply chain contains multiple levels between Nuance and the smelter of any 3TG’s. Our suppliers are numerous, complex, and include both manufacturing partners and component suppliers. In order to determine the source of materials mined and smelted which become component materials in components or products provided to us or our customers, we necessarily rely on our direct suppliers to provide information on the origin of the 3TGs contained in the components and materials manufactured by them and supplied to or for us, including the sources of 3TGs that are supplied to them from sub-tier suppliers.

We performed an analysis of our products and/or product components, and the suppliers that provide products and components to us. We also communicated with our suppliers to educate them regarding the relevant SEC requirements and our supplier expectations. Our analysis was based on supplier survey responses to the items identified in the standard Conflict Minerals reporting templates (“CMRT”) established by the Conflict-Free Sourcing Initiative (“CFSI”).

We have more than 3,000 suppliers that provide products, components, software and services across our various business units. We analyzed the responses of these suppliers and publicly available information to identify those that may have products or components containing 3TGs. From this analysis, we identified 119 suppliers that merited additional analysis. Of the 119 suppliers further analyzed for determination of whether their products or components contained 3TGs, we eliminated 36 suppliers based on our assessment that their products were not covered by the Rule.

For the remaining 83 suppliers, we surveyed each supplier using the CMRT. Of the 83 suppliers so identified and surveyed, 27 responded with written confirmation that they do not use 3TGs, 6 responses were incomplete and 50 indicated use of 3TGs in the products or components supplied to us.

We have also established a Conflict Minerals Policy and communicated our expectation that our suppliers will determine whether or not the products or components supplied to us contain 3TGs and the source of such raw materials and ultimately provide us certified Conflict Free finished products or components.

Reasonable Country of Origin Inquiry

We conducted a Reasonable Country of Origin Inquiry regarding 3TGs utilized in our products. That Reasonable Country of Origin Inquiry was designed to determine whether those 3TGs present in the Company’s products originated in the Democratic Republic of the Congo or an adjoining country or arose from recycled or scrap sources. For the purpose of the required Reasonable Country of Origin Inquiry, we identified 50 suppliers of products that contain 3TGs. We provided these suppliers with the Electronic Industry Citizen Coalition (“EICC”) questionnaire to assess their conflict minerals policy and the extent to which 3TGs were used in their processes. Based upon the response received, and our internal assessment of supplier responses, we have determined that products manufactured for us contain 3TGs that did not likely arise from scrap or recycled sources but may have originated in the Democratic Republic of the Congo or an adjoining country, collectively “DRC.”

Due to the breath and complexity of our supply chain, it will take a significant amount of additional effort for many of our suppliers to verify the origin of all of the 3TGs. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI program, investigating alternative suppliers, and continuing our outreach efforts we hope to further develop transparency into our supply chain.

Despite having conducted a good faith Reasonable Country of Origin Inquiry, we are unable to determine whether our products contain 3TGs that directly or indirectly finance or benefit armed groups in the DRC. As such, the Company’s products produced in calendar year 2014 are DRC Conflict Undeterminable.

Due Diligence Process

Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with standard industry practices and guidelines using the EICC Conflict Minerals Template and with further guidance from the 2nd edition of The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for 3TGs. We designed our due diligence process, management and measures to conform in all material respects with the guidelines.

Our 3TG due diligence process included: the development of a Conflict Minerals Policy, establishment of a cross functional working group, under the oversight of our Vice President, Procurement, to oversee 3TG due diligence, compliance, record keeping, and supplier management and a robust due diligence exercise to determine the efforts of our suppliers to identify the source of 3TGs.

Conflict Minerals Team

We have established a cross functional working group to oversee 3TG due diligence, compliance, record keeping, and supplier management. This working group, under the oversight our Vice President, Procurement, includes members of our finance, legal, procurement, operations, research and development and operations teams and is responsible for ensuring compliance with the Rule and reporting on our activities in this area.

Supplier Engagement

We have continued to engage with our suppliers to gain a greater understanding of supplier compliance with the Rule. We will continue to push for 3TG transparency and elimination of conflict minerals from the products and components provided to us. We are verifying with our suppliers if a supplier has an existing conflict minerals policy and if such policy is publically available, and are encouraging our suppliers to undergo an audit to verify if they are conflict free smelter program (“CFSP”) compliant.

Escalation Procedure

We anticipate the need to establish a management escalation procedure with respect to 3TGs. This policy will provide a mechanism for escalating any issues and concerns regarding our compliance with these requirements. We have also created additional management processes to identify and escalate any issues associated with non-responsive suppliers or problematic responses from suppliers to our qualitative survey.

Maintain Records

We have established our due diligence compliance process and record maintenance system to ensure the retention of relevant documentation in a structured electronic database.

Steps to be Taken to Mitigate Risk and Improve the Due Diligence Program

As we move towards improving our due diligence program, we intend to take the following steps to continue to mitigate any possible risk that the 3TGs in our products and components could benefit armed groups in the DRC or adjoining countries:

•	Enhance supplier communication and escalation procedures to improve due diligence data accuracy and completion.

•	Continue to influence the use of Conflict Free smelters to obtain CFSP status through our supply chain, where possible.

Identify and Assess Risk in the Supply Chain

Because of our size, the breadth and complexity of our products, and the constant evolution of our complex supply chain, it is difficult to identify multiple levels of sub-tier suppliers downstream from our direct suppliers.

We have identified more than 3,000 suppliers to our Company that provide products, components, software and services across our various business units; of these, 119 have been identified to be within the scope of our RCOI. We have performed our initial due diligence of these suppliers and have determined that 50 suppliers have confirmed the use of 3TGs in the products and components they provide us. We have relied on these supplier’s responses to provide us with information about the source of 3TGs contained in the products and components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

Design and Implementation of a Strategy to Respond to Risks

We intend to continue to work with our suppliers who may be sourcing from non-Conflict Free smelters to move towards using Conflict Free smelters within a reasonable time frame. The time frame will be dependent on the criticality of the specific component and the availability of alternative suppliers.

Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain with 3TGs. However, we do rely upon industry (for example, EICC and CFSI) efforts to influence smelters and refineries to get audited and certified through CFSI’s CFSP.

Report on Supply Chain Due Diligence and Results

Due Diligence Process

We conducted a survey of our active suppliers using the template developed jointly by the EICC and the Global e-Sustainability Initiative, known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide materials to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of 3TGs included in their products, as well as supplier due diligence. The Template is being widely adopted by many companies in their due diligence processes related to 3TGs. We have also developed a secondary survey that addresses a more qualitative understanding of our suppliers’ compliance approach with respect to utilizing any 3TGs from non-Conflict areas.

Efforts to Determine Country of Origin of Mine or Conflict Minerals

Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. By adopting the methodology outlined by the CFSI’s joint industry programs and outreach initiatives we anticipate that our suppliers and their sub-tier suppliers will conform to the standards and guidelines set forth therein.

Smelters or Refiners Identified

At this point in our due diligence process, Nuance is unable to identify all of its smelters, refineries or recyclers and scrap supplier sources for the 3TGs in its products and components and therefore, cannot provide an opinion as whether or not the minerals procured from smelters and refineries originate from the DRC or surrounding countries.

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